SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 23)*

Circle Entertainment Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

17256R-105
(CUSIP Number)

Mitchell J. Nelson Atlas Real Estate Funds, Inc. 70 East 55th Street New York, New York 10022 Telephone: (212) 796-8199
(Name, address and telephone number of person authorized to receive notices and communications)

December 30, 2013
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

————————————————
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 17256R-105	SCHEDULE 13D/A	Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS Robert F.X. Sillerman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER	9,350,263
SHARES BENEFICIALLY	8	SHARED VOTING POWER	23,910,664
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	9,350,263
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	23,910,664
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,760,927
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 17256R-105	SCHEDULE 13D/A	Page 3 of 11 Pages

1	NAME OF REPORTING PERSONS Paul C. Kanavos
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER	1,034,254
SHARES BENEFICIALLY	8	SHARED VOTING POWER	38,901,700
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	1,034,254
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	38,901,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,935,954
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 17256R-105	SCHEDULE 13D/A	Page 4 of 11 Pages

1	NAME OF REPORTING PERSONS Kanavos Dynasty Trust 2011
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER	-0-
SHARES BENEFICIALLY	8	SHARED VOTING POWER	11,056,870
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	-0-
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	11,056,870
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,056,870
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 17256R-105	SCHEDULE 13D/A	Page 5 of 11 Pages

1	NAME OF REPORTING PERSONS Brett Torino
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER	176,238
SHARES BENEFICIALLY	8	SHARED VOTING POWER	38,235,221
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	176,238
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	38,235,221
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,411,459
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 17256R-105	SCHEDULE 13D/A	Page 6 of 11 Pages

1	NAME OF REPORTING PERSONS TTERB Living Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF	7	SOLE VOTING POWER	-0-
SHARES BENEFICIALLY	8	SHARED VOTING POWER	28,370,677
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	-0-
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	28,370,677
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,370,677
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 17256R-105	SCHEDULE 13D/A	Page 7 of 11 Pages

1	NAME OF REPORTING PERSONS TS 2013 LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF	7	SOLE VOTING POWER	-0-
SHARES BENEFICIALLY	8	SHARED VOTING POWER	9,864,544
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	-0-
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	9,864,544
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,864,544
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 17256R-105	SCHEDULE 13D/A	Page 8 of 11 Pages

1	NAME OF REPORTING PERSONS Atlas Real Estate Funds, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER	-0-
SHARES BENEFICIALLY	8	SHARED VOTING POWER	5,501,611
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	-0-
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	5,501,611
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,501,611
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 17256R-105	SCHEDULE 13D	Page 9 of 11 Pages

This Amendment No. 23 amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission (“SEC”) on January 10, 2008 by Robert F.X. Sillerman (“Sillerman”), Sillerman Commercial Holdings Partnership, L.P., a Delaware limited partnership, and Sillerman Capital Holdings, L.P., a Delaware limited partnership (“Holdings”), with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Circle Entertainment Inc. (formerly known as FX Real Estate and Entertainment Inc.), a Delaware corporation (the “Issuer”), as amended by Amendment No. 1 filed with the SEC on March 13, 2008 by Sillerman and Holdings, as amended by Amendment No. 2 filed with the SEC on May 15, 2008 by Sillerman and Holdings, as amended by Amendment No. 3 filed with the SEC on December 30, 2008 by Sillerman, Holdings, Paul C. Kanavos (“Kanavos”), Brett Torino (“Torino”), ONIROT Living Trust dated 6/20/2000 (“ONIROT”), TTERB Living Trust (“TTERB”) and Atlas Real Estate Funds, Inc. (“Atlas”), as amended by Amendment No. 4 filed with the SEC on September 10, 2009 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 5 filed with the SEC on November 9, 2009 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 6 filed with the SEC on November 18, 2009 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 7 filed with the SEC on December 24, 2009 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 8 filed with the SEC on December 29, 2009 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 9 filed with the SEC on January 29, 2010 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 10 filed with the SEC on February 10, 2010 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 11 filed with the SEC on February 19, 2010 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 12 filed with the SEC on March 18, 2010 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 13 filed with the SEC on April 12, 2010 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 14 filed with the SEC on April 23, 2010 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 15 filed with the SEC on May 6, 2010 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 16 filed with the SEC on June 8, 2010 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 17 filed with the SEC on July 12, 2010 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 18 filed with the SEC on August 19, 2010 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 19 filed with the SEC on October 1, 2010 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 20 filed with the SEC on December 3, 2010 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas , as amended by Amendment No. 21 filed with the SEC on September 22, 2011 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB, Atlas and the Kanavos Dynasty Trust 2011 (“KDT”), and as amended by Amendment No. 22 filed with the SEC on October 3, 2013 by Sillerman, Holdings, Kanavos, KDT, Torino, ONIROT, TTERB, Atlas and  TS 2013 LLC (“TS”) (as amended, the “Statement”).  This Amendment No. 23 is being filed by Sillerman, Kanavos, KDT, Torino, TTERB, Atlas and TS. From and after the date hereof, all references in the Statement to the Statement or terms of similar import shall be deemed to refer to the Statement as amended by this Amendment No. 23.  All capitalized terms used but not defined herein have the respective meanings ascribed to such terms in the Statement.

Sillerman, Holdings, Kanavos, KDT, Torino, TTERB, TS and Atlas (collectively, the “Reporting Persons”) have entered into a Fourth Amended and Restated Joint Filing Agreement, dated October 2, 2013, a copy of which has been filed as Exhibit 26 to the Statement, and which is incorporated herein by reference. Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that they constitute a "group" as such term is used in Section 13(d)(1)(k) of the rules and regulations under the Securities Exchange Act of 1934, as amended.

Items 4 and 7 of the Statement are hereby amended to the extent hereinafter expressly set forth.

CUSIP No. 17256R-105	SCHEDULE 13D	Page 10 of 11 Pages

Item 4.	Purpose of the Transaction.

Item 4 of the Statement is hereby amended to add the following information:

On December 30, 2013, Sillerman, Kanavos and Torino, through their newly formed corporate affiliate CEN Holdings, Inc., delivered a letter (the “Letter”) to the independent members of the Board of Directors of the Issuer in which Sillerman, Kanavos and Torino have proposed to acquire all of the Common Stock of the Issuer that they do not beneficially own for a purchase price of $0.03 per share pursuant to a short-form merger and related transactions (the “Proposal”).

The Letter acknowledges that the Board of Directors of the Issuer will establish a special committee composed solely of independent and disinterested members of the Board to negotiate the terms of the transactions contemplated by the Proposal.

No binding obligation on the part of Sillerman, Kanavos and Torino or the Issuer will arise with respect to the Letter or Proposal (other than as indicated below) unless and until a definitive agreement with the Issuer is executed and delivered.

Pursuant to the terms of the Letter, Sillerman, Kanavos and Torino have agreed to pay certain of the professional fees of the Issuer (including those of the special committee of the Board) incurred in connection with the transactions contemplated by the Proposal whether or not completed.

The foregoing description of the Letter and the Proposal is not complete and is qualified in its entirety by the full text of the Letter, which is filed herewith as Exhibit 99.27 and incorporated herein by reference.

ITEM 7.  Material to be Filed as Exhibits.

Item 7 of the Statement is hereby amended to add the following exhibit:

Exhibit Number	Description
99.27	Letter, dated December 30, 2013, from CEN Holdings, Inc. to the Independent Directors of the Issuer

CUSIP No. 17256R-105	SCHEDULE 13D	Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 30, 2013	By:	/s/ Robert F.X. Sillerman
Robert F.X. Sillerman

Dated: December 30, 2013	By:	/s/ Paul C. Kanavos
Paul C. Kanavos

Kanavos Dynasty Trust 2011

Deutsche Bank Trust Company Delaware, as Trustee

Dated: December 30, 2013	By:	/s/ Susan F. Rodriguez
	Name:	Susan F. Rodriguez
	Title:	Assistant Vice President

By:	/s/ Jeanne M. Nardone
Name:	Jeanne M. Nardone
Title:	Vice President

Dated: December 30, 2013	/s/ Brett Torino
Brett Torino

TTERB Living Trust

Dated: December 30, 2013		/s/ Brett Torino
	By:	Brett Torino, as Trustee

TS 2013 LLC By: ONIROT Living Trust dated 6/20/2000

Dated: December 30, 2013	By:	/s/ Brett Torino
	By:	Brett Torino, as Trustee

Atlas Real Estate Funds, Inc.

Dated: December 30, 2013	By:	/s/ Paul Kanavos
	Name:	Paul Kanavos
	Title:	President